UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2004

Capital Environmental Resource Inc.

(Exact name of registrant as specified in its charter)

Ontario, Canada	000-25955	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1122 International Blvd., Suite 601
Burlington, Ontario

L7L 6Z8

(Address of principal executive officers)   (Zip Code)

Registrants' telephone number, including area code: (905) 319-1237

1005 Skyview Drive, Suite 201, Burlington, Ontario L7P 5B1
(Former name or former address, if changed since last report.)

Item 7.   Financial Statements and Exhibits

(c)   Exhibit 99.1 Press Release issued May 13, 2004.

Item 12.   Disclosure of Results of Operations and Financial condition

Capital Environmental Resource Inc. ("Capital", "we", "us" or "our") issued a press release on May 13, 2004 announcing our results of operations for the quarter ended March 31, 2004. A copy of that release is furnished as Exhibit 99.1.

In our press release, we presented information on our operating income before depreciation, depletion and amortization for the quarter and on an annualized pro forma basis. Operating income before depreciation, depletion and amortization (on an actual and pro forma basis) is a "non-GAAP" financial measure under Regulation G. The components of operating income before depreciation, depletion and amortization are computed by using amounts that are determined in accordance with GAAP. As part of our press release we provided a reconciliation of operating income before depreciation, depletion and amortization for the first quarter 2004 to income from operations for the same period, which is its nearest comparable GAAP financial measure. The reconciliation consists of adding depreciation, depletion and amortization to income from operations.

Operating income before depreciation, depletion and amortization (on an actual and pro forma basis) is presented because we believe that it may be used by certain investors to analyze and compare our operating performance between accounting periods and against the operating results of other companies that have different financing and capital structures or tax rates. In addition, management uses operating income before depreciation, depletion and amortization, among other things, as an internal performance measure. Our lenders also use operating income before depreciation, depletion and amortization and adjusted operating income before depreciation, depletion and amortization to measure our ability to service and/or incur additional indebtedness under our credit facility. However, operating income before depreciation, depletion and amortization should not be considered in isolation or as a substitute for net income, cash flows or other financial statement data prepared in accordance with U.S. GAAP or as a measure of a company's performance, profitability or liquidity. Operating income before depreciation, depletion and amortization is not calculated under U.S. GAAP and therefore is not necessarily comparable to similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL ENVIRONMENTAL RESOURCE INC.

By: /s/Ivan R. Cairns

Ivan R. Cairns
Executive Vice President, General Counsel
& Secretary

Date: May 13, 2004



PRESS RELEASE
For Immediate Release

CAPITAL ENVIRONMENTAL REPORTS FIRST QUARTER 2004 RESULTS

BURLINGTON, ON (May 13, 2004) - Capital Environmental Resource Inc. (NASDAQ: CERI; "Capital" or the "Company") today reported financial results for the three months ended March 31, 2004. Revenue for the quarter increased by $25.0 million, or 99%, to $50.3 million in 2004 from $25.3 million in 2003. The increase is primarily attributable to new business acquisitions in the United States, as the Company initiated a disposal-based growth strategy to enter the U.S. solid waste market in 2003. The favorable effects of foreign exchange movements also contributed to the increase. Operating income before depreciation, depletion and amortization* was $5.7 million for the first quarter of 2004, compared to $4.3 million for the same period last year. Net loss attributable to Common Shareholders for the three months ended March 31, 2004, was $10.7 million, or ($0.15) per share, versus a loss of $8.3 million, or ($0.24) per share, for the comparable period last year. The Company's operating results for the quarter were burdened by its investment in management, systems and financing costs associated with its expansion into the U.S. including its investment in the JED landfill in Florida, which opened in late January 2004, and new landfill sites in Arizona and Texas, which are expected to open in the second half of 2004.

Capital's Chairman and Chief Executive Officer David Sutherland-Yoest commented, "Our first quarter results are beginning to show the growth from our recent entry into the U.S. solid waste market as well as continued positive cash flow from our Canadian operations. Our flagship asset, the JED landfill outside Orlando, opened in late January and now, with the completion of the FRS acquisition, we have solidified our vertically integrated platform in central Florida. We expect 2004 to be a very exciting year for Capital with sequentially improving margins and cash flow each quarter as we report the full impact of our development activities, improving results from the newly opened JED landfill and the opening of our Arizona and Texas landfills later this year."

Separately, Capital announced that effective January 1, 2004, it had changed its method of accounting for landfill closure and post closure costs from its previous method used upon adoption of Statement of Financial Accounting Standards No. 143. This change was made to align the Company's method with predominant industry practices by recognizing the asset and related retirement obligation over the life of the landfill site as opposed to the inception of the site. The cumulative effect of this change in method reduced the Company's first quarter's net loss by $225,000 after tax. The pro forma effect of this change on Capital's first quarter 2003 results was insignificant.

*Reconciliation of Non-GAAP Financial Measures

The following table reconciles the differences between income from operations, as determined under U.S. GAAP, and operating income before depreciation, depletion and amortization, a non-GAAP financial measure (in thousands of U.S. dollars) (unaudited):

	For the Three Months Ended March 31,	
	2004	2003
Operating income before depreciation, depletion and amortization (1)	$5,677	$4,289
Less: Depreciation, depletion and amortization	5,472	3,225
Income from operations	$205	$1,064

On May 10, 2004 the Company filed a current report on Form 8-K with unaudited pro forma condensed consolidated financial statements reflecting the Florida Recycling acquisition, the acquisition of the remaining assets of Allied's northern and central Florida operations, and the offering of the Company's new debt and equity securities. The following table reconciles the differences between pro forma income from operations and pro forma operating income before depreciation, depletion and amortization, a non-GAAP financial measure, on a pro forma basis for the year ended December 31, 2003 (in thousands of U.S. dollars)(unaudited):

Pro forma operating income before depreciation, depletion and amortization (1)	$42,751
Less: Pro forma depreciation, depletion and amortization	35,680
Pro forma income from operations	$7,071

(1)   Operating income before depreciation, depletion and amortization (on an actual and pro forma basis) is presented because the Company believes that it may be used by certain investors to analyze and compare the Company's operating performance between accounting periods and against the operating results of other companies that have different financing and capital structures or tax rates. In addition, management uses operating income before depreciation, depletion and amortization, among other things, as an internal performance measure. The Company's lenders also use operating income before depreciation, depletion and amortization and adjusted operating income before depreciation, depletion and amortization to measure the Company's ability to service and/or incur additional indebtedness under its credit facility. However, operating income before depreciation, depletion and amortization should not be considered in isolation or as a substitute for net income, cash flows or other financial statement data prepared in accordance with U.S. GAAP or as a measure of a company's performance, profitability or liquidity. Operating income before depreciation, depletion and amortization is not calculated under U.S. GAAP and therefore is not necessarily comparable to similarly titled measures of other companies.

The Company will host an investor and analyst conference call on Friday, May 14, 2004 at 8:30 a.m. (EDT) to discuss the results of today's earnings announcement. If you wish to participate in this call, please contact the conference call operator at 1-800-387-6216. For those unable to listen to the live call, a telephonic replay of the call will be available until Friday, May 28, 2004 by phoning 1-800-408-3053 or 1-416-695-5800 and entering reservation number 3051985.

For information contact:

Ronald L. Rubin
Executive Vice President, Chief Financial Officer
480-734-2600
or

Mark A. Pytosh
Executive Vice President
480-734-2600

<center>*   *   *   *</center>

<center>Safe Harbor for Forward-Looking Statements</center>

Certain matters discussed in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements describe the company's future plans, objectives and goals. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from the plans, objectives and goals set forth in this press release. Factors which could materially affect such forward-looking statements can be found in Capital's periodic reports filed with the Securities and Exchange Commission, including risk factors detailed in Capital's Form 20-F for the year ended December 31, 2003. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements made in this press release are only made as of the date hereof and Capital undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Capital Environmental Resource Inc. is a multi-regional integrated solid waste services company that provides collection, transfer, disposal and recycling services in the United States and Canada. The Company's web site is www.capitalenvironmental.com. Information on the Company's web site does not form part of this press release.

CAPITAL ENVIRONMENTAL RESOURCE INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars; except per share data)

	Three Months Ended March 31,	
	2004	2003
Revenue………………………………..……………………………………………	$ 50,317	$ 25,280
Operating and other expenses:		
Cost of operations……………………………...……………………………………..	34,171	16,594
Selling, general and administrative expense……………………….……………………....	11,950	4,729
Stock-based compensation expense (benefit).……………………………………………	(1,391)	(297)
Depreciation, depletion and amortization.……………………………..…………………..	5,472	3,225
Foreign exchange gain and other.……………………...………………………….………..	(90)	(35)
Income from operations………………………..……………………………………	205	1,064
Interest expense……………………………...…………………………………………...	6,316	1,320
Cumulative mandatorily redeemable preferred stock dividends and amortization of issue costs.……………………………………………………….....	4,019	-
Loss before income taxes……………………..………………………………………	(10,130)	(256)
Income tax provision………….....…………………………………………...………………..	829	43
Loss before cumulative effect of change in accounting principle………………………..........................	(10,959)	(299)
Cumulative effect of change in accounting and accounting principle, net of provision for income taxes of $134 and $256 for the three months ended March 31, 2004 and 2003, respectively.……………………………………………	225	518
Net income (loss)……………………………………………………….………………..	(10,734)	219
Deemed dividend on Series 1 Preferred Shares.………………………………………………..	-	(8,532)
Net loss attributable to Common Shareholders………………………………………...……..	$ (10,734)	$ (8,313)
Basic and diluted loss per share:		
Basic and diluted loss per share before cumulative effect of change in accounting principle.…………………………...……………………….………	$ (0.15)	$ (0.25)
Cumulative effect of change in accounting principle.…………………….……………………..	-	0.01
Loss per share - basic and diluted.……………………………………………...…….	$ (0.15)	$ (0.24)
Weighted average Common Shares outstanding - basic and diluted.………………………………...	70,583	35,195